SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Extract of the Minutes of the Meeting of the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas - AmBev (“Company”), held on June 26, 2007, drawn up as summary.

1.	Date, Time and Venue: On June 26, 2007, at 2:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017 - 4º andar.

2.
Attendance: Members of the Board of Directors: Mr. Victório Carlos De Marchi, co-chairman, and Messrs. Roberto Herbster Gusmão, José Heitor Attilio Gracioso and Luis Felipe Pedreira Dutra Leite. Members of the Fiscal Council, Messrs. Alcides Lopes Tápias, Álvaro Antonio Cardoso de Souza, Aloisio Macário Ferreira de Souza and the alternate member, Ary Waddington. Mr. Carlos Alves de Brito, co-chairman, and Mr. Marcel Herrmann Telles manifested their votes in writing.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro Mariani.

4.	Resolutions:

(i)	Board of Directors:

1.	After presentation and discussion, to submit the following proposal to the Company’s shareholders, at the Extraordinary General Meeting called for June 29, 2007, at 10 a.m.:

“Dear Shareholders: The Board of Directors submits for your resolution the Company’s proposal to merge Beverage Associates Holding Ltd., a company incorporated under the laws of the Bahamas, located at Mareva House, 4 George Street, Nassau, Bahamas (“BAH”), under the terms and conditions set forth in the Protocol and Justification of Merger entered into by the managers of the Company and BAH on June 11, 2007, which is made available at the Company’s headquarters.”

2.
To verify the subscription and paying-up, by the shareholders of the Company, of 43,427,201 new ordinary shares and 79,943,743 preferred shares issued pursuant to the General Shareholders’ Meeting held on April 27, 2007, representing, therefore, an increase in the capital stock of the Company in the amount of R$128,333,084.46. Consequently, the capital stock of the Company is of R$6,105,206,551.55, divided into 63,497,713,847 shares, being 34,597,957,011 common shares and 28,899,756,836 preferred shares. The new shares will participate, in equal conditions to other shares in all benefits and advantages that may be declared in the future.

The Executive Board of the Company is instructed to proceed with the filing of these minutes with the Commercial Registry so that it will produce all of its effects. In addition, the possibility of conversion of shares into ADRs is temporarily suspended for forty (40) days as from the date of publication of these minutes.

(ii) Fiscal Council: The Fiscal Council resolved, by unanimous vote of those attending the meeting and without any exception, to approve the Protocol and Justification of Merger entered into by the managers of the Company and BAH on June 11, 2007, having as subject-matter the merger of Beverage Associates Holding Ltd., a company incorporated under the laws of the Bahamas, located at Mareva House, 4 George Street, Nassau, Bahamas into the Company. On this sense, the Fiscal Council issues the respective opinion attached hereto.

6. Closure: Nothing more to be dealt with, these Minutes were drawn up referred to by this Meeting, and then read, approved and signed by the Board Members, by unanimous vote. Signatures - Members of the Board of Directors: Messrs. Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Herbster Gusmão, José Heitor Attilio Gracioso and Luis Felipe Pedreira Dutra Leite. Members of the Fiscal Council, Messrs. Alcides Lopes Tápias, Álvaro Antonio Cardoso de Souza, Aloisio Macário Ferreira de Souza and the alternate Ary Waddington; Secretary: Pedro de Abreu Mariani.

São Paulo, June 26, 2007.

[Signatures]

Attachment to the Minutes of the Meeting of the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas - AmBev (“Company”), held on June 26, 2007.

THE FISCAL COUNCIL’s OPINION

The Fiscal Council of Companhia de Bebidas das Américas - AmBev (“Company”), pursuant to Article 35, paragraph 3, of the Company’s Bylaws and Article 163, III, of Law 6,404/76, examined: (i) the merger proposal, subject-matter of the Protocol and Justification entered into by the Company and its subsidiary Beverage Associates Holding Ltd., a company incorporated under the laws of the Bahamas, located at Mareva House, 4 George Street, Nassau, Bahamas (“BAH”) and submitted to this Fiscal Council by the Company’s managers for the merger of BAH into the Company, verifying that the shareholders’ equity of BAH will be added to the Company by its book value, based on the audited balance sheet drawn up on December 31, 2006; and (ii) the reports prepared by APSIS Consultoria Empresarial S/C Ltda., headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, sala 1.802 B, Centro, CEP 20010-020, Corporate Taxpayer’s ID (CNPJ/MF) 27.281.922/0001-70 related to (a) the appraisal of the Company’s and BAH’s equity as provided for by the Article 264 of the Law 6,404/76 and (b) the appraisal of BAH’s equity for the purposes of provisions of paragraph 1 of Article 227 of Law 6,404/76. Based on the documents examined, the members of the Fiscal Council give favorable opinion to the Company’s proposal to merge BAH and decided to approve the referred merger at the General Shareholders’ Meeting of the Company.

São Paulo, June 26, 2007.

Alcides Lopes Tápias	Álvaro Antonio Cardoso de Souza

Aloisio Macário Ferreira de Souza	Ary Waddington (Alternate)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations